Exhibit 99.(h)(iv)

CALAMOS ANTETOKOUNMPO ASSET MANAGEMENT LLC

2020 Calamos Court

Naperville, Illinois 60563-1493

December 27, 2022

Calamos Antetokounmpo Sustainable Equities Trust

2020 Calamos Court

Naperville, Illinois 60563-1493

Ladies and Gentlemen:

Calamos Antetokounmpo Asset Management LLC (“CGAM”) hereby undertakes as follows:

In the interest of limiting the expenses of the Calamos Antetokounmpo Sustainable Equities Fund (the “Fund”), a series of Calamos Antetokounmpo Sustainable Equities Trust, CGAM undertakes to reimburse the Fund to the extent, but only to the extent, that the annualized expenses of each of the following classes of the Fund, through April 30, 2026, as a percent of the average net assets of such class of shares exceed the applicable percentage for that class, as set forth below. This calculation will exclude taxes, interest, short interest, short dividend expenses, brokerage commissions, acquired fund fees and expenses, foreign tax reclaim expenses, and extraordinary expenses such as litigation costs, but will include fees paid to CGAM.1

Calamos Antetokounmpo Sustainable Equities Fund:

	Class of Shares
	A	C	I	R6
Expense limitation	1.35%	2.10%	1.10%	1.10 % less the annual sub-transfer agency ratio*

*The annual sub-transfer agency ratio is equal to the aggregate sub-transfer agency fees of the Fund’s other share classes divided by the aggregate average annual net assets of the Fund’s other share classes.

The amount of the expense reimbursement to the Fund (or any offsetting reimbursement by the Fund to CGAM) shall be computed on an annual basis, accrued daily and paid monthly. CGAM may recapture previously waived expense amounts within the same fiscal year for any day where the respective Fund’s expense ratio falls below the contractual expense limit up to the expense limit for that day. This undertaking shall be binding upon any successors and assigns of CGAM.

Very truly yours,
Calamos Antetokounmpo Asset Management LLC

By:	/s/ Thomas E. Herman
Name:	Thomas E. Herman
Title:	Chief Financial Officer

1 Accrual of fund expenses and any reimbursement occurs on a daily basis in conjunction with the striking of the NAV. All operating expenses, excluding sub-TA expenses but including the management fee, are calculated based on the total assets of each fund. The sub-TA expenses are calculated on the total assets of each fund excluding Class R6. Class R6 shares have no sub-TA expenses. Any reimbursement is then calculated at the fund level. The fund level expenses, net of any reimbursement, are then allocated to each share class based on class assets. This approach ensures that all operating expenses and reimbursements are applied to all shareholders equally. Class specific 12b-1 fees are then applied to each share class, except for Classes I and R6, which have no 12b-1 fees. The class specific 12b-1 fees, and the sub-TA expenses excluded from Class R6, account for the difference in expense ratios among classes on a daily basis.